Exhibit 12.1
Mediacom LLC
Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years ended December 31,
	2008	2007	2006	2005	2004

Earnings:
(Loss) income before income taxes	$7,389	$(14,626)	$(19,419)	$(4,294)	$8,976
Interest expense, net	99,639	118,386	112,895	102,000	97,790
Amortization of capitalized interest	1,706	1,939	1,702	1,525	1,356
Amortization of debt issuance costs	2,039	2,225	2,427	3,009	5,642
Interest component of rent expense(1)	3,133	2,617	2,716	2,776	2,623

Earnings available for fixed charges	$113,906	$110,541	$100,321	$105,016	$116,387

Fixed Charges:
Interest expense, net	$99,639	$118,386	$112,895	$102,000	$97,790
Capitalized interest	2,131	1,729	1,893	2,106	1,545
Amortization of debt issuance cost	2,039	2,225	2,427	3,009	5,642
Interest component of rent expense(1)	3,133	2,617	2,716	2,776	2,623

Total fixed charges	$106,942	$124,957	$119,931	$109,891	$107,600

Ratio of earnings to fixed charges	1.07	—	—	—	1.08

Deficiency of earnings over fixed charges	$—	$(14,416)	$(19,610)	$(4,875)	$—

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.